LIETUVOS TELEKOMAS

AKCINĖ BENDROVĖ „LIETUVOS TELEKOMAS"
Code 2121543 Savanorių pr. 28, LT- 03501 Vilnius, (Lithuania) Lietuva Tel.: +370 46 48 15 11, 15 11, Fax. +370 5 212 66 65
VAT code 212154314. Register of Legal Persons of the Republic of Lithuania, Administrator - State Enterprise Centre of Registers (V. Kudirkos g. 18, LT- 03105 Vilnius)

US Securities and Exchange Commission Division
of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street NW
Washington DC 20549

Fax. (202) 942 95 25

13-04-2004 No. 08

No. of pages: 1+1

Re: **AB Lietuvos Telekomas (File No. 82-5086)**
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Material Event

Ladies and Gentlemen:

On behalf of AB Lietuvos Telekomas (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is copy of the document listed below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Lithuania or of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE"), the National Stock Exchange of Lithuania ("NSEL"), the UK Listing Authority ("UKLA") or the Lithuanian Securities Commission ("LSC") and which was or will be made public by such exchanges or authorities or (iii) has distributed or become required to distribute to its security holders:

1. Announcement of Material Event

If you should have any questions or comments, please call the undersigned at +370 5 236 78 78, mob. +370 650 82 123, fax. +370 5 231 38 60.

Very truly yours,

D. Džiaugys

Darius Džiaugys
Senior Specialist Investor Relations

dlw 4/20

Encl.: 1. Announcement of Material Event (1 page)

File No. 82-5086

LIETUVOS TELEKOMAS

Announcement of Material Event

1. AB Lietuvos Telekomas, company's code in register: 2121543, Savanoriu ave. 28,
(type of the Issuer, company's name, register code, address)
LT-03501 Vilnius, Republic of Lithuania

2. Lithuanian Securities Commission, National Stock Exchange of Lithuania,
(indicate the institutions to whom this announcement has been or is to be presented)
Lietuvos Rytas daily, Baltic News Service

3. On 13 April 2004, the Board of UAB Comliet, a subsidiary of AB Lietuvos Telekomas,
(description of the material event and the date of material event)
approved request of Eimantas Šatas, General Manager of UAB Comliet, for resignation from UAB Comliet's General Manager position as of 13 April 2004 and appointed Ramūnas Bendikas as the new General Manager of UAB Comliet as of 14 April 2004.

4. Announcement is not considered confidential
(if the announcement is considered confidential, the reason and expire date of confidentiality are to be indicated)

5. Romualdas Degutis, Chief Operating Officer - Deputy General Manager of
(name, surname and office phone numbers of person authorised by the Issuer to provide additional information about
AB Lietuvos Telekomas, Chairman of the Board of UAB Comliet, tel. + 370 5 236 72 01
material event)

6. General Manager Arūnas Šikšta .... 13 April 2004
(name, surname and signature of the Head of the Issuer's Administration (name, surname and signature of the person authorised by the Head of the Issuer's Administration. In that case the authorised person is institutions, the name, surname and signature of the Head of institutions' Administration); date of signing)

AB LIETUVOS TELEKOMAS VILNIUS